
HOTEL
LINCOLN

#BuyBackBatonRouge

Mid-City Eddie Robinson Sr. Historical District

Confidential Investment Summary


Lincoln
—I—




LINCOLN
MUSEUM
African American
CINEMA

DISCLAIMER

The information contained in this presentation is considered confidential, intended solely for the individuals to whom it is delivered. The circulation of this document or disclosure of its contents to any other party is expressly prohibited. The information is solely for the use of prospective investors to determine the level of interest in Kimble Properties & The Multifamily Movement Fund.

While the information contained in this presentation has been compiled from sources we believe to be reliable, neither of the sponsors or their representatives make any representations or warranties as to the accuracy or completeness contained herein. All financial information and projections are provided for reference only and are based on assumptions relating to the general economy, market conditions, and other factors beyond our control.

All references to acreage, square footage and other measurements are approximations and must be independently verified. Prospective investors are encouraged to conduct their own independent due diligence investigation, review financial projections, and consult with their legal, tax, and other professional advisors before making an investment decision.


OUR
TEAM
#BuyBackBatonRouge

REWIND BACK TO STANFORD
WE WERE BOTH THERE, BUT DIDN’T CROSS PATHS





WHERE WE BEGAN
OUR FIRST INVESTMENT PROPERTIES





LEADERSHIP TEAM



Anthony Kimble

Acquisitions & Partnership

- CEO, Kimble Properties
- Started in Multifamily Real Estate in 2013
- Full-time accredited investor
- Tulane University, MA in sustainable real estate development
- Stanford University, BA



Tevin Wade

Construction

- CEO, CORE Management Group
- BRCC, Associates in Construction Management
- Started in 2008
- Managed Construction Budgets of $30 Million
- Currently Licensed In Louisiana & Texas



Jullien Gordon

Fundraising & Marketing

- CEO, The Multifamily Movement
- Started in Multifamily Real Estate in 2013
- Portfolio of 30 private units
- Full-time accredited investor
- Stanford Graduate School of Business

KEY PARTNERSHIPS

Legal, Op Zone, & Historical Tax Credits

GAINVEST

URBAN Vantage

ROTH LAW FIRM

Lender

FannieMae

Freddie Mac MULTIFAMILY

PEOPLES BANK

BancorpSouth

Property Manager & General Contractor

CMG CORE MANAGEMENT GROUP

SMITH & BROWN MANAGEMENT & CONSULTING




WHY
REAL
ESTATE
#BuyBackBatonRouge

RECENT WORK
DESIRE STREET BAKERY








RECENT WORK
ELECTRIC DEPOT PHASE 1




ELECTRIC DEPOT


WBRZ.com






RED STICK
SOCIAL

RECENT WORK
ELECTRIC DEPOT PHASE 1





HOW GENERATIONAL WEALTH IS BUILT

EMPLOYED PEOPLE EMPLOYING MONEY


Queens give
birth to kings
Kings lead
to pawns
QUEEN
= ASSETS
KING
= CASH FLOW
PAWN
= CASH
You sacrifice your pawns
to get more queens

YOU CAN'T SAVE YOUR WAY TO WEALTH
CASH IS THE LOWEST YIELD ASSET IN THE WORLD

Bank of America

Deposit Interest Rates & Annual Percentage Yields (APYs)†

New York - Tri-State Area Consumer & Business Online Rates

See list below

Effective: April 03, 2018

New Account opening limit is $250,000 in Online Channel. For larger accounts, please contact us.

Variable Rate Products for Consumer Customers

Rewards Savings/Minor Savings†			
Standard Pricing			
	Account Balance	**Rate %**	**APY %**
	Less than $2,500	0.03	0.03
	$2,500 and over	0.03	0.03
Preferred Rewards Tier with Interest Rate Booster*			
	Account Balance	**Rate %**	**APY %**
Gold			
	Less than $2,500	0.04	0.04
	$2,500 and over	0.04	0.04
Platinum			
	Less than $2,500	0.05	0.05
	$2,500 and over	0.05	0.05
Platinum Honors			
	Less than $2,500	0.06	0.06
	$2,500 and over	0.06	0.06
Banking Rewards for Wealth Management*			
	Account Balance	**Rate %**	**APY %**
	Less than $2,500	0.06	0.06
	$2,500 and over	0.06	0.06

THE STOCK MARKET

STANDARD & POOR'S 500

Year	Beginning Price	Ending Price	Gain or Loss	Percent Gain or Loss
2000	1469.25	1320.28	-148.97	-10.14%
2001	1320.28	1148.08	-172.20	-13.04%
2002	1148.08	879.82	-268.26	-23.37%
2003	879.82	1111.92	232.10	26.38%
2004	1111.92	1211.92	100.00	8.99%
2005	1211.92	1248.29	36.37	3.00%
2006	1248.29	1418.3	170.01	13.62%
2007	1418.3	1468.36	50.06	3.53%
2008	1468.36	903.25	-565.11	-38.49%
2009	903.25	1115.1	211.85	23.45%
2010	1115.1	1257.64	142.54	12.78%
2011	1257.64	1257.6	-0.04	-0.00%
2012	1257.6	1426.19	168.59	13.41%
2013	1426.19	1,845.86	419.67	29.43%
2014	1,845.86	2,058.90	213.04	11.54%
2015	2,058.90	2,038.20	-20.70	-1.01%
2016	2,038.20	2,251.57	213.37	10.47%
2017	2,251.57	2,683.73	432.16	19.19%
2018	2,683.73	2,850.13	166.40	6.20%
2019	2,850.13	3230.78	380.65	13.36%
119.89%	as of December 31, 2019	Average Return Over 20 Years		4.23%

15% TARGET RETURN (IRR)

Amount Invested	Savings Account At 0.03%	S&P 500 At 4.23%	Our Fund At 15%
$1,000	$0.30	$42.30	$150.00
$10,000	$3.00	$423.00	$1,500.00
$100,000	$30.00	$4,230.00	$15,000.00

HOW LONG TO DOUBLE YOUR MONEY?

THE RULE OF 72

Bank of America	STANDARD & POOR'S 500	KP Kimble Properties · MULTIFAMILY MOVEMENT · CMG CORE MANAGEMENT GROUP
72	72	72
.03%	4.23%	15%
=	=	=
2400 YEARS	17 YEARS	5 YEARS

HOW GENERATIONAL WEALTH IS BUILT

EMPLOYED PEOPLE EMPLOYING MONEY


Queens give birth to kings
Kings lead to pawns
QUEEN
= ASSETS
KING
= CASH FLOW
PAWN
= CASH
You sacrifice your pawns to get more queens

HOW GENERATIONAL WEALTH IS BUILT
EMPLOYED PEOPLE EMPLOYING MONEY


Electric Depot Phase II
W. Lee Drive
The Lincoln Hotel
Spanish Town
The Julia Warehouse
Brice Lots
Government Street
Government Village II
Queens give birth to kings
Kings lead to pawns
QUEEN
= ASSETS
KING
= CASH FLOW
PAWN
= CASH
You sacrifice your pawns to get more queens


OUR BUSINESS MODEL
#BuyBackBatonRouge

OUR BUSINESS PLAN


$40K
$40K
$160K
$1600 Per Month
BANK
$112K
$48K equity in the home
$112K
-$80K
=$32K
$40K
BUY
RENO
RENT
REFI
REPEAT
SOLD
FOR RENT
BRRRR STRATEGY

OUR BUSINESS PLAN

01	Acquisition	Purchase value-add properties that qualify for historic tax credits and OZ investments, below market value.
02	Construction	Execute beautiful renovations through private lending or construction loans and place properties back into commerce for the community.
03	Monetization	Monetize the tax credits generated through the company's projects and distribute to investors on a pro-rata basis.
04	Stabilization	Source great tenants and achieve over 90% occupancy within the first 3 months of lease-up.
05	Refinancing	Refinance properties into Fannie Mae/Freddie Mac, multi-family loans and issue a return to investors.

OUR BUSINESS PLAN
JULIA STREET EXAMPLE



1. $300K to ACQUIRE (Down payment raised from investors)
2. $977K to CONSTRUCT/RENOVATE (Construction loan from local bank)
3. $250K returned to INVESTORS from Historic Tax Credits (Now, we are only $50K in)
4. RENT, Appraise at $1,442K, & REFINANCE at 77% LTV ($1,110K loan + $332K equity)
5. Pay back $951K remaining on construction loan from new $1,110K HUD loan (Distribute the extra $159K back to investors, leaving no money in the deal)

IN THE END: We are up $109K cash + $332K in equity + $67K in income annually)

THE IMPACT OF CORONAVIRUS

+ Coronavirus is **pushing prices down** and only those with cash to acquire will capitalize on these price drops versus someone who must rely on traditional financing.

+ For our residential properties, we will have a **stronger tenant pool** as people who were about to buy can't get financed and those who get foreclosed on have to rent.

+ With 9-18 month construction periods, we believe that is ample **time for the economy to recover.** Our units are really nice but not high end.

+ We anticipate **people moving from more expensive markets.**

- We are monitoring which commercial businesses thrive and are seeking to **find business models that align with our new reality.**


THE PROJECTS
#BuyBackBatonRouge

WHY BATON ROUGE?
WE AREN'T JUST BUYING A BLOCK—IT'S A NEIGHBORHOOD

1. Historic Tax Credits

The Eddie Robinson Sr. Historic District allows us to return up to 80% of investor's capital within 18-24 months by leveraging federal and state historic tax credits.

2. The Low Cost-Basis

We are able to acquire land and buildings at pre-gentrification prices in an undeveloped neighborhood that is positioned between wealth and work.

3. Anthony Happens To Be From Baton Rouge

There are other mid-sized markets like this nationwide, but Anthony happens to be from Baton Rouge, care about Baton Rouge, and be well connected here.


WORK
Downtown Baton Rouge
Florida St
White Wealth
Black Ownership
Water Campus
OUR LOCATION
White Wealth
Garden District
White Wealth
Capital Heights
10% appreciation 2012-2015
White Star Market at Super 46
batonrouge COMMUNITY COLLEGE
LSU
LOUISIANA STATE UNIVERSITY
North St
Florida Blvd
North Blvd
Government St
S 22nd St
Park Blvd
Terrace Ave
Zeeland Place
City-Brooks Community Park
Claycut Rd
College Dr
River Rd
Perkins Rd
BISTRO BYRONZ



Spanish
<--Town
Lincoln
St. Hotel
Electric
Depot
Government
Village II —>
Government
Street
Warehouse
Strategic
Acquisition
Eddie
Robinson Sr.
Historical
Neighborhood
Strategic
Acquisition
Legacy
On 14th
First
Right
Julia Street
Warehouse
First
Right
baton rouge
COMMUNITY COLLEGE
LSU
LOUISIANA STATE UNIVERSITY
Downtown
Baton Rouge
White Star Market
at Super 46
Garden District
Capital Heights
Water Campus

PROJECTS IN THIS OFFER

ELECTRIC DEPOT PHASE 2: 100 UNITS (25% SHARE)



Spain St
Spain St
S 15th St
S 17th St
PARKING LOT
FUTURE PHASES
POWER ALLEY
A
B
C
D
Government St
73

PROJECTS IN THIS OFFER

GOVERNMENT STREET WAREHOUSE (100% SHARE)



PROJECTS IN THIS OFFER
GOVERNMENT STREET WAREHOUSE (100% SHARE)



PROJECTS IN THIS OFFER
GOVERNMENT STREET WAREHOUSE (100% SHARE)


government st





RESIDENTIAL RENOVATIONS & AMENITIES





COMMERCIAL BUSINESS MODELS

Cloud Kitchen



Drive Through Movies



Movie & Photo Studio



Personal or Commercial Storage





PROJECTS IN THIS OFFER
THE LINCOLN HOTEL (25% SHARE)


HOTEL
LINCOLN


HOTEL
LINCOLN

4 Building Cross Section


RETAIL
HOTEL
LINCOLN

3 Detail View from North East

PROJECTS IN THIS OFFER
GOVERNMENT VILLAGE RETAIL (55% SHARE)


GOVERNMENT VILLAGE
Commercial Real Estate For Lease
Be part of the Government Street revitalization in this commercial redevelopment. The building includes over 13,500 SF of commercial space that is ideal for retail or office space. Building is currently undergoing full renovations and spaces will be delivered in white box condition in Summer 2019.
Additional Parking
Parking
Patio
Government Street
Community College Drive
Spaces available from 650 - 5,200 square feet
Renovations to be completed in Summer 2019
Rents between $16 - $20 NNN
+/- 50 parking spaces
Ariel View


Community College
Government Village
SUBWAY
SUBWAY

GOVERNMENT VILLAGE


Signage
Signage
Signage
Signage
Signage
Post Renovation Rendering from Goverment Street

PROJECTS IN THIS OFFER

SCOTLANDVILLE 60 UNIT STUDENT HOUSING (25%)



PROJECTS IN THIS OFFER
SCOTLANDVILLE 60 UNIT STUDENT HOUSING (25%)








HOW TO INVEST
#BuyBackBatonRouge

THE POWER OF GROUP ECONOMICS & R.E.I.

Economies of Scale



$2.50
x 8 slices = $20



$16.00
÷ 8 slices = $2 each

Saved 20% by buying together

THE POWER OF GROUP ECONOMICS & R.E.I.

Economies of Scale



$250,000



$1,200,000
÷ 6 homes = $200,000 each

Saved
20%
by buying together

PORTFOLIO OVERVIEW

$3.52 Million

FUNDED

Property	Status	Vision	Capital Req.
Spanish Town	Reno	9 Multifamily Units	$275000
The Julia Warehouse	Acquired	12 Multifamily Units	$325,000
Electric Depot Phase II	Acquired	25 (of 100) Multifamily Units	$1,000,000
The Government Street Warehouse	Acquired	10 Multifamily & 18K commer.	$1,400,000
1124 S. 14th Street	Acquired	4 Multifamily Units	$80,000
558 Eddie Robinson	MOU	8 Multifamily Units	$40,000
The Lincoln Hotel	Acquired	3 (or 12) Multifamily Units	$300,000
Government Village Retail	Acquired	5 businesses / 9K sqft (55%)	$400,000
Southern Heights Student Housing	MOU	15 (of 60) Student Units	$300,000
W. Lee Drive	MOU	20 Townhomes	$1,000,000
		TOTAL RAISE:	**$5,120,000**

Electric Depot Phase II


SPAIN ST

W. Lee Drive


W LEE DR

The Lincoln Hotel



Spanish Town



The Julia Warehouse



Brice Lots



Government Street



Government Village II



Anthony personally has $500,000 in these deals and Jullien has $170,000 in equity and $300K as debt.

HOW TO INVEST

Option #1: Be Our Bank

LEAST RISK (2 YEAR HOLD)

DEBT

July 1st 2020	October 1st 2020	January 1st 2021	April 1st 2021	July 1st 2021	October 1st 2021	January 1st 2022	April 1st 2022	July 1st 2022
1	2	3	4	5	6	7	8	9
You loan $30,000	We pay you $375	We pay you $375	We pay you $375	We pay you $375	We pay you $375	We pay you $375	We pay you $375	We pay you $30,375

Initial Loan: $30,000

Interest Rate: 5% per year (paid quarterly)

Total Cash Gain: $3,000 over 2 years

Vs. Savings Account at 0.03%: $18

Total Equity Gain: $0

HOW TO INVEST

Option #2: Be Our Partner

MORE RISK (2 YEAR HOLD)

EQUITY

1. July 1st 2020 — You invest $30,000

   You own 1% of the $3M fund
2. October 1st 2020
3. January 1st 2021
4. April 1st 2021
5. July 1st 2021 — We return $25,000 using historical tax credits ($5,000K in)
6. October 1st 2021 — 90% occupancy In 90 days
7. January 1st 2022
8. April 1st 2022 — We pay you $15,000 from cash-out refinance proceeds (up $10,000) NO MONEY IN
9. July 1st 2022 — We pay you $1,000 per quarter…

   …ongoing

Initial Investment: $30,000 (1% of fund)

Internal Rate of Return: >15% per year

Total Cash Gain: $10,000 over 2 years

Vs. Savings Account at 0.03%: $18

Total Equity Gain: $33,000 over 2 years

TRANSPARENCY
JOIN THE JOURNEY


How To Buy The Block with Anthony Kimble & Jullien G...
Jullien
Home
Create
How To Buy The Block with Anthony Kimble & Jullien Gordon
Private group
About
Discussion
Units
Announcements
Members
Events
Videos
Photos
Group Insights
Watch Party
Moderate Group
Group Quality
Search this group
Shortcuts
How To Buy The Bloc...
The Multifamily M...
The Black Experts E...
Jullien Gordon
Freedom State of Mi...
The Focused Group ...
MULTIFAMILY MOVEMENT
Joined
Notifications
Share
More
Make Units the default landing tab (instead of Discussion)
Settings
Create Unit
Help group members understand the purpose of your units
Add a Description
0 of 4 required units completed
UNIT 1
Julia Street Warehouse
7 posts
A walkthrough of Julia Street
Potential Design For Julia Street
Proposed layout for the L-shaped building
See 3 more posts
Like
Comment
POPULAR TOPICS IN POSTS Manage
Spanish Town ...
Government St...
Potential Acqui...
The Team (0)
Team Meetings...
Raising Money ...
Electric Depot ...
Julia Street Wa...
INVITE MEMBERS
Embed Invite
Enter name or email address...
INVITE FRIENDS
Ask your friends to join the group and add to the discussion.
Lawrence Watkins
Natasha Jolie
Brenda Garcia
Cherita Griffin Weatherspoon
Matthew Brown
Invite

GAINVEST

- *Financial Guidance*
- *Compliance*
- *Legal Guidance*
- *Accounting*

IS THERE A REQUIRED MINIMUM?

- Regulation D 506B requires a pre-existing relationship. If you don’t, we are going to setup a full-day workshop to develop the relationship & increase your sophistication.

- We are also exploring crowdfunding options for anybody that doesn’t have a pre-existing relationship with us.

- No 10% penalty to draw from 401K or IRAs at this moment.

- **IMPORTANT:** We DO NOT want your last dollar. We want to employ anything just sitting in your savings account…and anything that you want to employ at a higher return.

HOW TO INVEST

Go to www.buybackablock.com



#BuyBackBatonRouge Fund Interest

Thank you for the interest in investing in our fund.

This form is simply for you to express interest in gaining more information. Please answer it completely and honestly.

We will follow-up to make sure that you have all the information you need to make the best decision for you.

This raise closes on July 4th, 2020 or when we reach our funding goal.

Anthony & Jullien

* Required

Email address *

Your email

Full Name

Your answer

HOW TO INVEST

1. Click "Sign Up" to create an account at to https://gainvest.knack.com/portal


Gainvest
Welcome to the Gainvest Portal
Welcome to the Gainvest Portal.
Please login or sign up below.
Gainvest is a registered investment adviser with the United States Securities and Exchange Commission. Investors must qualify as accredited investors as defined in Rule 501 of Regulation D or qualify under the non-accredited person threshold for Rule 506(b) or Rule 504.
The following investment platform contains private securities offerings made available for purchase pursuant to Regulation D. This investment platform does not constitute advertising or solicitation. Many, not all, of the private securities offerings herein were developed in compliance with the Opportunity Zone Tax program in order for qualified investments to receive the associated tax benefits.
Enter your email address and password to login.
Email Address
Password (forgot?)
Sign In
Sign Up

2. Click "Buy Back Baton Rouge Fund 1 or Fund 2"


Gainvest
Start Here
Invest
Operators
Disclosure
Free Resources
Welcome to Gainvest
We create funds and onboard investors.
Instructions
Hot Funds
Click the link below to view the Top 3 Most Active Funds.
Buy Back Baton Rouge Fund 1
Kimble Properties Fund 1
Meter Feeder SPV

3. Click "Invest Now" and complete your docs & fund your account


Gainvest
Start Here
Invest
Operators
Disclosure
Free Resources
Invest > Fund Details
Fund Details
Invest Now
Fund ID
278
Fund Name
Buy Back Baton Rouge Fund 1
Total Fund Size
Investment Prospectus
Buy Back Baton Rouge Deck
Status
Active
Start Date
May 11, 2020
Address
Minimum Investment
Total Amount Sold
Total Remaining to Be Sold
Year of Incorporation
2020
Phone Number
Entity Type
Limited Liability Company
Jurisdiction
Louisiana
Related Person
Related Person Relationship

HOW TO INVEST

1. Click "Sign Up" to create an account at to https://gainvest.knack.com/portal

2. Click "Buy Back Baton Rouge Fund 1 or Fund 2"

3. Click "Invest Now" and complete your docs & fund your account



BEGIN SIGNING
HELP
PowerForm Signer Information
Input the appropriate information to add capital to your Gainvest account.
Please enter your name and email to begin the signing process.
Gainvestor
Your Name: *
Full Name
Your Email: *
Email Address
Please provide information for any other signers needed for this document.
Gainvest
Name:
Nashid Ali
Email:
nashid@gainvest.co
BEGIN SIGNING



Please Review & Act on These Documents
Gainvest LLC
Gainvest
Powered by DocuSign
Please execute the following documents. The additional signer(s) will receive them shortly after and finalize upon receipt.
Contact Gainvest Support at support@gainvest.co or 412.353.9716 for any questions or concerns. Thank you.
Please read the Electronic Record and Signature Disclosure.
I agree to use electronic records and signatures.
CONTINUE
FINISH LATER
OTHER ACTIONS
Overview: Your name is ______. You are purchasing shares of Buy Back Baton Rouge Fund 1 (the "Designated Investment"). The amount of money you will wire transfer in order to purchase these shares is ______(the "Capital Contribution").
The Documents: In order to invest with Gainvest, you must complete the following documents:
First Document: Cover Sheet
The information you input in the Cover Sheet will populate the documents so all you need to do afterwards is sign and complete the wire transfer.
Do you understand? [ ] Yes [ ] No
Powered by DocuSign
Change Language - English (US)
Copyright © 2020 DocuSign Inc. | V2R

HOW TO INVEST

1. Click “Sign Up” to create an account at to https://gainvest.knack.com/portal

2. Click “Buy Back Baton Rouge Fund 1 or Fund 2”

3. Click “Invest Now” and complete your docs & fund your account



Gainvest
Start Here
Invest
Operators
Disclosure
Free Resources
Logged in as Jullien Gordon - Add Capital - My Finances - My Entities - Account - Log Out
Add Capital
Click below to add capital to your account.
Add Capital
Explanation
If you are still deciding, you can add capital so that you can invest when you are ready.
Click the "Add Capital" link above to complete the Docusign onboard.
Wire transfer instructions are on the last page of the Docusign onboard.
Once Gainvest receives your capital, your account will update under the "My Finances" tab.
Powered by Knack



Please Review & Act on These Documents
Gainvest LLC
Gainvest
Powered by DocuSign
Please Docusign the agreement herein so that you can become a Gainvestor! Invest with Gainvest so that you can defer your taxes, invest in Opportunity Zone Funds and projects, receive updates and returns, and enjoy the benefits of the Opportunity
View More
Please review the documents below.
CONTINUE
FINISH LATER
OTHER ACTIONS
Explanation: The following documents are necessary to add capital to your Gainvest account.
Step 1: Review your name below. Enter an Authorized Person if applicable. Input your capital contribution amount.
Step 2: Complete the investment Advisory Agreement – This document empowers Gainvest to provide investment advice and administer your account.
Step 3: Wire Transfer – Gainvest has partnered with Silicon Valley Bank to administer user accounts. Use the Gainvest account information to process a wire transfer and fund your account. If you need additional help processing a wire transfer, please contact us via support@gainvest.co.
Powered by DocuSign
Change Language - English (US)
Copyright © 2020 DocuSign Inc. | V2R

FUNDING TIMELINE

01 **PSA Execution** COMPLETE

02 **Due Diligence Completion** COMPLETE

03 **Capital Raise Start** 5/18/2020

04 **Capital Raise Ends** 7/4/2020

05 **Projected Close** Date 7/15/2020



Go to www.buybackablock.com

ak@akimbleproperty.com

Jullien.Gordon@gmail.com

CONTACT US

ak@akimbleproperty.com

Jullien.Gordon@gmail.com

If you're here, most of you know how to get a hold of us if you have any questions.

We know your money is sacred and we treat it as such. If we were to field every 1-on-1 call, we would not be able to complete this raise or do the work. We will have more group calls like this throughout the entire process.



QUESTIONS?

Q: What is the minimum investment?
A: None. Just complete the form honestly for right now.

Q: How long is the holding period?
A: 3 years. We hope that you'll like the return and reinvest.

Q: How much is the Sponsorship Team investing?
A: $670,000+ as equity and $300,000 as debt

Q: What type of loan are you refinancing into?
A: Freddie Mac non-recourse, 30 year term

Q: Are you accepting 401K or IRA funds?
A: Yes. Gainvest will help you. The IRS is waiving the 10% fee.



Go to www.buybackablock.com

ak@akimbleproperty.com   Jullien.Gordon@gmail.com


THANK YOU
#BuyBackBatonRouge